Exhibit 1.01 to Form SD

DexCom, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2018

This Conflict Minerals Report (“CMR”) has been prepared by DexCom, Inc. (herein referred to, alternatively, as “DexCom,” “we,” “our” and “us”). This CMR for the reporting period January 1 to December 31, 2018 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, DexCom is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that DexCom has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

We are a medical device company primarily focused on the design, development and commercialization of continuous glucose monitoring, or CGM, systems for use by people with diabetes and by healthcare providers. We received approval from the United States (U.S.) Food and Drug Administration, or FDA, and commercialized our first product in 2006. We launched our latest generation system, the DexCom G6® integrated Continuous Glucose Monitoring System, or G6, in 2018. Unless the context requires otherwise, the terms “we,” “us,” “our,” the “company,” or “DexCom” refer to DexCom, Inc. and its subsidiaries.

II.	Product Overview
DexCom G6®
In March 2018, we obtained marketing authorization from the FDA for the G6 via the de novo process. The G6 is the first type of continuous glucose monitoring system permitted by the FDA to be used as part of an integrated system with other compatible medical devices and electronic interfaces, which may include automated insulin dosing systems, insulin pumps, blood glucose meters or other electronic devices used for diabetes management. G6 and substantially equivalent devices of this generic type that may later receive marketing authorization are referred to as integrated continuous glucose monitoring systems or iCGMs, and have been classified as Class II devices. Along with this classification, the FDA established criteria, called special controls, which outline requirements for assuring CGM accuracy, reliability and clinical relevance, and which also describe the type of studies and data required to demonstrate acceptable CGM performance.
The G6 is designed to allow our transmitter to run an algorithm to generate a glucose value and to communicate directly to a patient’s compatible mobile device, including iPhone®, iPod touch®, iPad®, and certain Android® mobile devices. A patient’s glucose data can also be displayed on wearable devices, like the Apple Watch® and Wear OS by Google devices. The G6 transmitter has a labeled useful life of three months. Data from the G6 can be integrated with DexCom CLARITY®, our cloud-based reporting software, for personalized, easy-to-understand analysis of trends that may improve diabetes management. In June 2018, we received Conformité Européenne Marking, or CE Mark, approval for the G6, which allows us to market the system in the European Union and the countries in Asia and Latin America that recognize the CE Mark, as well as New Zealand (subject to compliance with certain local administrative requirements) though certain countries may require additional marketing authorizations (for example, the inclusion of medical devices on the Australian Register of Therapeutic Goods in Australia).
The sensor is inserted by the user and is intended to be used continuously for up to ten days, after which it may be replaced with a new disposable sensor. Our transmitter is reusable until it reaches the end of its use life. Our receiver is also reusable. As we establish an installed base of customers using our products, we expect to generate an increasing portion of our revenues through recurring sales of our disposable sensors.
The G6 carries forward important features of prior generation DexCom CGM systems:

•	Continuous glucose readings. Automatically sends glucose readings to a DexCom receiver or compatible mobile device every five minutes.

•	Mobile app and sharing. Compatibility with mobile device applications allows for sharing glucose information with up to five people for added support.

•	Customizable alarms and alerts. Personalized alert schedule immediately warns the user of pending dangerous high and low blood sugars.

•	Third-party reimbursement. In the United States, the G6 is covered by those commercial insurers that reimburse for the G5 Mobile, as well as Medicare.
The G6 also has a number of new or improved features compared to our prior generation devices:

•	Finger stick elimination. No finger sticks are needed for calibration or diabetes treatment decisions, consistent with the instructions for use.

•	Easy sensor application. Complete redesign of the sensor applicator allows for one-touch, simple insertion.

•	Discreet and low profile. A redesigned transmitter with a 28% lower profile than the previous generation DexCom CGM makes the device comfortable and easy to wear under clothing.

•	Medication blocking. New feature allows for more accurate glucose readings without interference from medications taken at typical indication doses, such as acetaminophen.

•	Predictive low alert. New alert feature intended to predict hypoglycemia before it hits to help avoid dangerous low blood sugar events.

•	Extended 10-day sensor. 10-day sensor allows for 43% longer wear than previous generation DexCom CGMs.
Except with respect to the foregoing, the G6 is equivalent to our prior generation CGM systems in its technical capabilities and its indications, except that since the G6 is classified by the FDA as a Class II device, it is subject to special controls and modifications of or revisions to the device may be made under the 510(k) process.
DexCom G5® Mobile
In August 2015, we received approval from the FDA for the DexCom G5 Mobile Continuous Glucose Monitoring System, also referred to as the G5 Mobile. The G5 Mobile is designed to allow our transmitter to run the Software 505 algorithm, and to communicate directly to a patient’s compatible mobile device, including iPhone,

iPod touch, iPad, and certain Android mobile devices. The G5 Mobile transmitter has a labeled useful life of three months. Data from the G5 Mobile can be integrated with DexCom CLARITY. In September 2015, we launched the G5 Mobile in certain countries in Europe.
Similar to the G6, the disposable sensor is inserted by the user and is intended to be used continuously for up to seven days, after which it may be replaced with a new sensor. The related transmitter is reusable until it reaches the end of its use life, and the related receiver is also reusable. In December 2016, the FDA approved the G5 Mobile as the first CGM system in the United States to have a non-adjunctive indication. The non-adjunctive indication expands the lawfully permitted use of the G5 Mobile as a replacement to finger stick glucose testing for diabetes treatment decisions. With the new label indication, the G5 Mobile only requires two finger sticks per day for calibration. In the countries and regions outside of the United States that recognize the CE Mark, as well as the United States and Canada, the G5 Mobile also does not require confirmatory finger sticks when making treatment decisions, although a minimum of two finger sticks a day remain necessary for calibration. Approval of the non-adjunctive indication also was an important and necessary step in enabling people with Medicare to access CGM.
Except with respect to the foregoing, the G5 Mobile is functionally equivalent to our earlier generation CGM systems in its technical capabilities and its regulatory requirements and indications.
DexCom G4® PLATINUM
The DexCom G4 PLATINUM CGM system, or G4 PLATINUM, replaced our DexCom SEVEN PLUS system beginning in 2012, when it was approved for up to seven days of continuous use by adults with diabetes. Since 2012, we have marketed the G4 PLATINUM under a CE Mark in the European Union, the countries in Asia and Latin America that recognize the CE Mark, New Zealand and Australia, and in the United States with approval from the FDA. We received approvals for a pediatric indication under the CE Mark in February 2013 and from the FDA in February 2014, enabling us to market and sell this system to persons two years old and older who have diabetes. In June 2014, we received approval from the FDA for an expanded indication for the G4 PLATINUM for professional use, which allows healthcare professionals to purchase the G4 PLATINUM system for use with multiple patients. Healthcare professionals can use the insights gained from a G4 PLATINUM professional session to adjust therapy and to educate and motivate patients to modify their behavior after viewing the effects that specific foods, exercise, stress and medications have on their glucose levels. In October 2014, we launched our Software 505 algorithm for the G4 PLATINUM, an algorithm which enabled our systems to achieve a single digit MARD – a measure of the accuracy of continuous glucose monitoring.
DexCom Share®
In 2015, we received approval from the FDA for the G4 PLATINUM with DexCom Share, or Share, and began commercializing this product in the United States in the first quarter of 2015 using a secure wireless connection between a patient’s G4 PLATINUM receiver and an app. We now offer this feature through the G6 and the G5 Mobile apps as well as the Share2 app, which works with the G4 PLATINUM receiver with Share. The Share remote monitoring system uses an app on the patient’s iPhone, iPod touch, iPad or Android mobile device to transmit glucose information to the cloud and then to apps on the mobile devices of up to five designated recipients, or “followers,” who can remotely monitor a patient’s glucose information and receive alert notifications anywhere they have an Internet or cellular connection. A patient’s glucose data can also be displayed on a patient’s or follower’s wearable device, such as the Apple Watch and Wear OS by Google devices, when used in conjunction with the patient’s or follower’s iPhone or Android mobile device.

III.	Supply Chain Overview

We currently manufacture our products at our headquarters in San Diego, California and at our manufacturing facility in Mesa, Arizona. We manufacture our G4 PLATINUM, G5 Mobile and G6 systems with certain components supplied by outside vendors and other components that we manufacture internally. Key components that we manufacture internally include our wire-based sensors. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished systems, which may include a reusable transmitter, a receiver and disposable sensors.
We purchase certain components and materials used in manufacturing from single sources due to quality considerations, costs or constraints resulting from regulatory or other requirements. For purposes of this CMR, references to our “products” refer to tangible components of our CGM systems and accessories, and references to our “suppliers” refer to our direct product suppliers.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

DexCom designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by DexCom

DexCom performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•
DexCom maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting DexCom’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at http://investor.shareholder.com/dexcom/governance.cfm.

•
The implementation of DexCom’s RCOI and the conducting of due diligence on the source and chain of custody of DexCom’s necessary conflict minerals are managed by DexCom’s supply chain, finance and legal departments. The Audit Committee (the “Audit Committee”) of our Board of Directors (the “Board”) exercises oversight and review with respect to these processes. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain, finance and legal departments and then subsequently reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on at least an annual basis.

•
The supply chain, finance and legal staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with DexCom’s Conflict Minerals Policy and with DexCom’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by DexCom for a period of five (5) years from the date of creation.

•
DexCom’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of DexCom’s standard supplier onboarding process. In addition, DexCom's form manufacturing agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with DexCom in providing the information required by the CMRT (as defined below). DexCom will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal.

•
Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via email at InvestorRelations@Dexcom.com. This email address is published on DexCom’s website at http://www.dexcom.com/investors. All reported activities will be reviewed by the appropriate individuals within the supply chain, finance and legal departments.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•
DexCom requests that its suppliers, identified as a result of DexCom’s RCOI process, complete in full the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide DexCom with information regarding those suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules. The CMRT will be distributed to the identified suppliers at least annually to obtain information regarding changes in supplier circumstances.

•	DexCom’s supply chain, finance and legal departments manage the collection of information reported on the CMRT by its suppliers.

•	DexCom utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•
If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, DexCom determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, DexCom will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•
Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by DexCom from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative (the “RMI”) to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2018 reporting year. The Form SD and Conflict Minerals Report are also available on our website at http://investor.shareholder.com/dexcom/sec.cfm.

VII.	Smelters and Refiners Identified

We identified 10 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral. We sent the CMRT to those 10 suppliers and received responses from all of them. DexCom’s suppliers identified the names of approximately 327 smelters and refiners from which they source conflict minerals that appear on the RMI’s Smelter Reference List (the “Smelter Reference List”), and of those smelters and refiners, approximately 251, or approximately 77%, are conformant with the assessment protocols of the RMI’s Responsible Minerals Assurance Process (the “RMAP”). With respect to those smelters and refiners appearing on the Smelter Reference List that are not conformant with the assessment protocols of the RMI (the "Non-Conformant Smelters and Refiners"), although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refiners, attached as Addendum A to this CMR is a list of the country locations of such smelters and refiners as reported by our suppliers, grouped according to the specific conflict mineral processed by such smelters and refiners.

VIII.	Steps to Mitigate Risk

DexCom intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence; and

•	Provide ongoing training regarding emerging best practices and other relevant topics to supply chain, finance and legal staff responsible for conflict minerals compliance.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on DexCom’s management's current expectations or beliefs. These forward-looking statements are not purely historical and reflect DexCom's or its management's intentions, beliefs, expectations and strategies for the future. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are made as of the date of this report, deal with future events, are subject to various risks and uncertainties, and actual results could differ materially from those anticipated in those forward-looking statements. The risks and uncertainties that could cause actual results to differ materially are more fully described under “Risk Factors” in our periodic reports filed with the SEC, including without limitation our quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, as filed with the SEC on May 1, 2019. We assume no obligation to update any of the forward-looking statements after the date of this report or to conform these forward-looking statements to actual results.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including DexCom’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A
Non-Conformant Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Smelter or Refiner Location: Country
Gold	Australia
Belgium
China
Czech Republic
Germany
India
Japan
Kazakhstan
Korea (Republic of)
Lithuania
Malaysia
Mexico
Netherlands
New Zealand
Poland
Russian Federation
Saudi Arabia
Sudan
Turkey
United Arab Emirates
United States of America
Uzbekistan
Zambia
Zimbabwe
Uganda
Tantalum	China
Tin	Brazil
China
Indonesia
Vietnam
Myanmar
Tungsten	China
Vietnam